June 20, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Charlie Guidry

Re:	Artelo Biosciences, Inc. Registration Statement on Form S-1 Filed on June 20, 2019 File No. 333-230658

Acceleration Request
Requested Date:	June 20, 2019
Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Artelo Biosciences, Inc. (the ”Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-230658) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request via telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Mahnaz Daruwalla of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Mahnaz Daruwalla of Wilson Sonsini Goodrich & Rosati, Professional Corporation at (858) 350-2304 or via email at mdaruwalla@wsgr.com. If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mahnaz Daruwalla via facsimile at (858) 350-2399.

Securities and Exchange Commission

Re: Artelo Biosciences, Inc.

June 20, 2019

Please direct any questions or comments regarding this acceleration request to Mahnaz Daruwalla at (858) 350-2304.

Sincerely,

ARTELO BIOSCIENCES, INC.

By:	/s/ Gregory D. Gorgas
Gregory D. Gorgas
President and Chief Executive Officer

cc:	Mahnaz Daruwalla, Esq. Thomas E. Hornish, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation